EXHIBIT 21

MPW INDUSTRIAL SERVICES GROUP, INC.

LIST OF SUBSIDIARIES

NAME	JURISDICTION OF ORGANIZATION

Aquatech Environmental, Inc.	Michigan

MPW Industrial Cleaning Corp.	Ohio

MPW Industrial Services of Indiana, LLC	Indiana

MPW Industrial Services, Inc.	Ohio

MPW Management Services Corp.	Ohio

MPW Container Management Corp.	Ohio

MPW Container Management Corp. of Michigan	Michigan

MPW Industrial Services, Ltd.	Canada

MPW Industrial Water Services, Inc.	Ohio